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May 24, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

Room 5507, Mail Stop 5-5

Re: Fidelity Aberdeen Street Trust (the "Trust")

Fidelity Advisor Freedom 2005 Fund
Fidelity Advisor Freedom 2010 Fund
Fidelity Advisor Freedom 2015 Fund
Fidelity Advisor Freedom 2020 Fund
Fidelity Advisor Freedom 2025 Fund
Fidelity Advisor Freedom 2030 Fund
Fidelity Advisor Freedom 2035 Fund
Fidelity Advisor Freedom 2040 Fund
Fidelity Advisor Freedom 2045 Fund
Fidelity Advisor Freedom 2050 Fund
Fidelity Advisor Freedom Income Fund
Fidelity Freedom 2000 Fund
Fidelity Freedom 2005 Fund
Fidelity Freedom 2010 Fund
Fidelity Freedom 2015 Fund
Fidelity Freedom 2020 Fund
Fidelity Freedom 2025 Fund
Fidelity Freedom 2030 Fund
Fidelity Freedom 2035 Fund
Fidelity Freedom 2040 Fund
Fidelity Freedom 2045 Fund
Fidelity Freedom 2050 Fund
Fidelity Freedom Income Fund (the "Funds")

File Nos. 033-43529 and 811-06440

Post-Effective Amendment No. 50

Dear Mr. Sandoe:

Pursuant to Item 306 of Regulation S-T to the EDGAR rules, we represent that these are fair and accurate versions of the English prospectuses for Fidelity Advisor Freedom 2005 Fund, Fidelity Advisor Freedom 2010 Fund, Fidelity Advisor Freedom 2015 Fund, Fidelity Advisor Freedom 2020 Fund, Fidelity Advisor Freedom 2025 Fund, Fidelity Advisor Freedom 2030 Fund, Fidelity Advisor Freedom 2035 Fund, Fidelity Advisor Freedom 2040 Fund, Fidelity Advisor Freedom 2045 Fund, Fidelity Advisor Freedom 2050 Fund, Fidelity Advisor Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2005 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2035 Fund, Fidelity Freedom 2040 Fund, Fidelity Freedom 2045 Fund, Fidelity Freedom 2050 Fund, and Fidelity Freedom Income Fund. The Funds' English prospectuses have been fairly and accurately translated into Spanish, and are available upon request.

Very truly yours,

* /s/ Scott C. Goebel

Scott C. Goebel
Secretary

* /s/ Anthony H. Zacharski
Anthony H. Zacharski, as attorney-in-fact pursuant to a power of attorney dated May 31, 2008.